Contact

www.linkedin.com/in/
jessicamondillo (LinkedIn)

Jessica Mondillo

Founder & CEO of EasySLP - Speech Language Pathologist
Garden City, New York, United States

Summary

I am the Founder and CEO of EasySLP. I am a NY-licensed speech-language pathologist (SLP) and have my Certificate of Clinical Competence (CCC) from ASHA. In addition, I have a NY Teacher of Students with Speech and Language Disabilities (TSSLD) license.

Experience

EasySLP
Founder
February 2022 - Present (3 years 2 months)
New York, New York, United States

Working to connect speech-language pathologists with people needing services. We provide a web and iOS platform for SLPs to connect to clients and provide teletherapy services. Therapists set their own rate and clients can match to therapists within their budget.

Our proprietary technology matches clients to therapists that meet their needs. All therapy sessions are completed within the EasySLP HIPAA compliant platform.

Education

Adelphi University
Master's degree, Speech-Language Pathology/Pathologist